Filed by Circle Internet Finance Public Limited Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Circle Internet Financial Limited

Concord Acquisition Corp

(Commission File No. 001-39770)

Concord Acquisition Corp Confirms Funding to

Extend Period to Consummate Initial Business Combination

New York, New York, June 7, 2022—Concord Acquisition Corp (NYSE: CND) (the “Company”) today announced that Circle Internet Financial Limited, a private company limited by shares incorporated in Ireland (“Circle”) has deposited $2,760,000 into the Company’s trust account for its public stockholders, representing $0.10 per public unit sold in the Company’s initial public offering, which enables the Company to extend the period of time it has to consummate its initial business combination by six months from June 10, 2022 to December 10, 2022 (the “Extension”), as permitted under the Company’s amended and restated certificate of incorporation.

The Extension was funded by the proceeds from a promissory note (the “Note”) issued by the Company to Circle or its registered assigns or successors in interest. Circle entered into a transaction agreement with the Company, among others, on February 16, 2022 (the “Transaction Agreement”). The Note is non-interest bearing and payable in cash upon the closing of the Company’s initial business combination. In the event that the transactions contemplated by the Transaction Agreement are not consummated for any reason, no payment will be due under the Note and the principal balance of the Note will be forgiven.

About Concord Acquisition Corp

Concord Acquisition Corp is a special purpose acquisition company formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses in the financial services or financial technology industries. The Company’s sponsor is an affiliate of Atlas Merchant Capital LLC, an investment firm that offers debt and equity investment strategies, seeking long-term value through differentiated expertise in financial services and credit markets. Concord raised $276 million in its initial public offering in December 2020 and is listed on the NYSE under the symbol “CND”.

About Circle

Circle is a global financial technology firm that enables businesses of all sizes to harness the power of digital currencies and public blockchains for payments, commerce and financial applications worldwide. Circle is the issuer of USD Coin (USDC), one of the fastest growing dollar digital currencies powering always-on internet-native commerce and payments. Today, Circle's transactional services, business accounts, and platform APIs are giving rise to a new generation of financial services and commerce applications that hold the promise of raising global economic prosperity for all through the frictionless exchange of financial value. Additionally, Circle operates SeedInvest, a leading startup fundraising platform in the U.S.

Important Information and Where to Find It

A full description of the proposed transactions (collectively, the “Transactions”) is provided in the registration statement on Form S-4 (No. 333-258582) filed with the Securities and Exchange Commission (the “SEC”) by the Circle Internet Finance Public Limited Company (the “Combined Entity”), as amended, that includes a proxy statement for the stockholders of the Company that also constitutes a prospectus of the Combined Entity. The Combined Entity, Circle and the Company urge investors, stockholders and other interested persons to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about the Company, Circle and the Transactions. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of the Company as of a record date to be established for voting on the Transactions. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: Concord Acquisition Corp, 477 Madison Avenue, 22nd Floor, New York, NY 10022. The preliminary and definitive proxy statement/prospectus to be included in the registration statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Combined Entity, Circle and the Company and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of the Company is set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 4, 2022 (the “2021 Annual Report”). Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed transactions is set forth in the proxy statement/prospectus filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements”. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the 2021 Annual Report and in other documents of the Company filed, or to be filed, with the SEC. Copies of these documents are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact:

Concord Acquisition Corp

Jeff Tuder

jeff@tremsoncapital.com